IMPERIAL CHEMICAL INDUSTRIES PLC: PDMR SHAREHOLDING

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

IMPERIAL CHEMICAL INDUSTRIES PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4®(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i)

3. Name of person discharging managerial responsibilities/director

MR A RANSOM AND MR D GEE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY £1 SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR A RANSOM – 22,480 ORDINARY SHARES OF £1 EACH

MR D GEE – NO ORDINARY SHARES

8. State the nature of the transaction

THE RELEASE OF SHARES TO THE INDIVIDUALS FROM THE PERFORMANCE SHARE PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

Name of PDMR Gross no. of or No. of ordinary meet income tax Net No Of % Of Issued cla	dinary shares released shares disposed of to liabilities and commisssion Ordinary Shares Received ss acquired

Mr A Ransom 20,254 8,334 11,920 0.0009 Mr D Gee 17,990 7,402 10,588 0.0008

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

SEE TABLE ABOVE

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

14 FEBRUARY 2007, 20 MANCHESTER SQUARE, LONDON, W1U 3AN

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

	Total Holding (Ordinary £1
Name	shares)	Total % Holding

MR A RANSOM	34,400	0.0028

MR D GEE	10,588	0.0008

16. Date issuer informed of transaction

14 FEBRUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

EMMA WINCHESTER

0207 009 5258

Name and signature of duly authorised officer of issuer responsible for making notification

ADAM WESTLEY

ASSISTANT COMPANY SECRETARY

Date of notification

15 FEBRUARY 2007